UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Thinspace Technology, Inc.

(Name of issuer)

Common Stock, $0.001 par value per share

(Title of class of securities)

88410V100

(CUSIP number)

June 11, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (1-06)

1. Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only).

IBC Funds LLC

EIN: 45-5351131

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)   ☐

(b)   ☐

3. SEC Use Only

4. Citizenship or Place of Organization

Delaware

Number of	5.	Sole Voting Power
Shares		6,150,000* (See Item 4)
Beneficially
Owned by	6.	Shared Voting Power
Each
Reporting
Person	7.	Sole Dispositive Power
With:		6,150,000* (See Item 4)

	8.	Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

 6,150,000* (See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

 9.99%* (See Item 4)

12. Type of Reporting Person (See Instructions)

 OO

Item 1	(a)	Name of Issuer:
Thinspace Technology, Inc.

	(b)	Address Of Issuer's Principal Executive Offices:
5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128

Item 2	(a)	Name of Person Filing:
IBC Funds LLC

	(b)	Address of Principal Business Office, or, if none, Residence:
5348 Vegas Drive, Las Vegas, Nevada 89108

	(c)	Citizenship:
Nevada

	(d)	Title of Class of Securities:
Common Stock, $0.001 value per share

(e)	CUSIP Number:
88410V100

Item 3	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group in accordance with §240.13d-1(b)(ii)(J).

Item 4	Ownership

(a) Amount beneficially owned: 6,150,000

(b) Percent of class: 9.99%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
6,150,000

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of
6,155,000

(iv) Shared power to dispose or to direct the disposition of

Up to 9.99% on any given day, or 397,949 shares of Common Stock as of December 4, 2013 (the “Settlement Date”) were the maximum amount of shares of Common Stock that could be owned directly by IBC Funds LLC (the “IBC”) pursuant to a court order dated December 6, 2013 (the “Order”) entered by the Circuit Court of the Twelfth Judicial Circuit in and for Sarosota County, Florida (the “Court”) approving, among other things, the fairness of the terms and conditions of an exchange pursuant to Section 3(a)(10) of the Securities Act of 1933, as amended, in accordance with a settlement agreement and stipulation (the “Settlement Agreement”), dated December 4, 2013 and subsequently approved by the Court on December 6, 2013, between the Issuer and IBC in the matter entitled IBC Funds, LLC v. Vanity Events Holdings, Inc., (the “Action”).  IBC commenced the Action against the Issuer on December 4, 2015 to recover $426,908.03 of past-due accounts payable of the Issuer, which IBC had purchased from vendors of the Issuer pursuant to terms of separate receivable purchase agreements between IBC and such vendors (the “Claims”).  The Order provide for the full and final settlement of the Claims and the Action.  The Settlement Agreement became effective and binding between the Issuer and IBC upon execution of the Order by the Court on December 6, 2013 (the “Order Date”) with respect to the Action.

The Settlement Agreement provides that the total number of shares of Common Stock to be issued to IBC be based upon a specified discount to the lowest sale price of the Common Stock for a specified period of time preceding a share request by IBC.  Specifically, the total number of shares of Common Stock to be issued to IBC pursuant to the Settlement Agreement shall be the quotient obtained by dividing (A) $426,908.03 (representing the total amount of the Claims), by (B) 65% of the lowest sale price of the Common Stock in the twenty (20) trading days preceding a share request by IBC pursuant to the Settlement Agreement (collectively, the “Total Settlement Shares”). The Settlement Agreement also provides that IBC shall be issued 150,000 shares of Common Stock as settlement fee (the “Fee Shares”). As of June 11, 2015, IBC beneficially owns 6,150,000 shares of Common Stock.

The Settlement Agreement provides that it is the intention of the parties that the Total Settlement Shares beneficially owned by IBC at any given time shall not exceed the number of shares of Common Stock that, when aggregated with all other shares of Common Stock then beneficially owned by IBC, would result in the beneficial ownership by IBC at any time of more than 9.99% of the Common Stock as would be outstanding on such date, as determined in accordance with Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the regulations promulgated thereunder.  For purposes of calculating the percentage of the class, IBC has been informed by the Issuer that there were a total of approximately 4,019,694 shares of Common Stock outstanding as of the Settlement Date.  Accordingly, on such date, the maximum amount of Total Settlement Shares that could be owned by IBC on the Settlement Date equaled approximately 397,949. Prior to all of the Total Settlement Shares being issued to IBC, the maximum amount of Total Settlement Shares that IBC can own is subject to adjustment based on the amount of Common Stock outstanding on any given date and may well exceed the number of shares outstanding as of the Settlement Date.

Furthermore, the Settlement Agreement provides that, for so long as IBC or any of its affiliates hold any shares of Common Stock, the Issuer and its affiliates are prohibited from, among other actions, voting any shares of Common Stock owned or controlled by the Issuer or its affiliates (unless voting in favor of a proposal approved by a majority of the Issuer’s board of directors), or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Issuer, in favor of: (a) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (c) material changes in the capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer’s business or corporate structure; (e) changes in the Issuer’s charter, bylaws or instruments corresponding thereto; (f) causing a class of securities of the Issuer to be delisted; (g) causing a class of equity securities of the Issuer to become eligible for termination of registration under the Exchange Act; (h) terminating its transfer agent; (i) taking any action that would impede the purposes of the Revised Settlement Agreement; or (j) taking any actions similar to the foregoing. These prohibitions may not be modified or waived without further order of the Court.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Item 8	N/A Identification and Classification of Members of The Group N/A

Item 9	Notice of Dissolution of Group
Item 10	N/A Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2015	IBC Funds LLC
Company Name

/s/ Samuel Oshana
Signature

Samuel Oshana, Managing Member
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.1001)